UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

National American University Holdings, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
63245Q105
(CUSIP Number)
Robert D. Buckingham
5311 Carriage Hills Drive, Rapid City, SD 57702
Telephone: (605) 721-5220
With a copy to:
Mark Williamson, Esq.
Gray Plant Mooty
500 IDS Center
Minneapolis, MN 55402
Telephone: (612) 632-3379
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63245Q105

1	NAMES OF REPORTING PERSONS Robert D. Buckingham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		15,280,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,280,000 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,280,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* See Item 3.

CUSIP No.	63245Q105

1	NAMES OF REPORTING PERSONS Robert D. Buckingham Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

	7	SOLE VOTING POWER

NUMBER OF		3,457,864 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,457,864 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,457,864 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 3.

CUSIP No.	63245Q105

1	NAMES OF REPORTING PERSONS H. & E. Buckingham Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

	7	SOLE VOTING POWER

NUMBER OF		11,822,136 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,822,136 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,822,136 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* See Item 3.

CUSIP No.	63245Q105
Item 1. Security and Issuer.
This statement relates to shares of the Common Stock, par value $0.0001 per share (“Common Stock”), of National American University Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 5301 S. Highway 16, Suite 200, Rapid City, SD 57701.
Item 2. Identity and Background.

1)	(a)	Robert D. Buckingham

	(b)	Address:	5311 Carriage Hills Drive
Rapid City, SD 57702

	(c)	Principal Business:	Chairman of the Board of Directors of
National American University Holdings, Inc.

	(f)	Citizenship:	United States

2)	(a)	Robert D. Buckingham Living Trust, a trust formed under the laws of South Dakota.

	(b)	Address:	5311 Carriage Hills Drive
Rapid City, SD 57702

	(c)	Principal Business:	Investments

3)	(a)	H. & E. Buckingham Limited Partnership

	(b)	Address:	5311 Carriage Hills Drive
Rapid City, SD 57702

	(c)	Principal Business:	Investments
No person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
No person described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Not applicable in that the transaction involved the disposition of, and not the acquisition of, securities.
Item 4. Purpose of Transaction.
Not applicable in that the transaction involved the disposition of, and not the acquisition of, securities.

CUSIP No.	63245Q105
Item 5. Interests in Securities of the Issuer.
(a) The following list sets forth the aggregate number and percentage (based on the number of shares of Common Stock outstanding as reported in the Issuer’s Registration Statement on Form S-1, dated May 11, 2010, as amended) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of June 7, 2010:

		Percentage of Shares of
		Common Stock
Name	Shares of Common Stock Beneficially Owned	Beneficially Owned
Robert D. Buckingham	15,280,000 Shares (1),(2),(3)	54.2%
Robert D. Buckingham Living Trust	3,457,864 Shares (1)	12.8%
H. & E. Buckingham Limited Partnership	11,822,136 Shares (2)(3)	41.4%

1	Consists of shares of Common Stock held in the Robert D. Buckingham Living Trust, for which Mr. Buckingham serves as sole trustee. Includes warrants to purchase 633,640 shares of Common Stock at an exercise price of $5.50.

2	Consists of shares of Common Stock held in the H. & E. Buckingham Limited Partnership, of which Mr. Buckingham is the general partner. Includes warrants to purchase 2,166,360 shares of Common Stock at an exercise price of $5.50.

3	Mr. Buckingham disclaims beneficial ownership of the securities beneficially owned by H. & E. Buckingham Limited Partnership, except to the extent of his equity interest in the H. & E. Buckingham Limited Partnership.
(b) Robert D. Buckingham, by virtue of being the trustee of Robert D. Buckingham Living Trust and the general partner of the H. & E. Buckingham Limited Partnership has the sole power to vote and to dispose of 15,280,000 shares of Common Stock, representing approximately 54.2% of the outstanding Common Stock.
Robert D. Buckingham Living Trust has sole power to vote and to dispose of 3,457,864 shares of Common Stock, representing approximately 12.8% of the outstanding Common Stock.
H. &. E. Buckingham Limited Partnership has the sole power to vote and to dispose of 11,822,136 shares of Common Stock, representing approximately 41.4% of the outstanding Common stock.
(c) The following transactions in the Issuer’s Common Stock were effected by each reporting person named in Item 5(a) above during the 60 days preceding the date of this statement:
•	In connection with the follow-on public offering of Common Stock by the Issuer (the “Secondary Offering”), H. &. E. Buckingham Limited Partnership converted 77,370 shares of Class A Common Stock, par value $0.0001 (“Class A Common Stock”) into 12,170,301 shares of Common Stock on a 157.3-to-one basis for no consideration and, as a selling stockholder, sold 2,707,950 shares of Common Stock. The Secondary Offering closed on June 1, 2010.

•	In connection with the Secondary Offering, Robert D. Buckingham Living Trust converted 22,630 Shares of Class A Common Stock into 3,559,699 shares of common stock on a 157.3-to-one basis for no consideration and, as a selling stockholder, sold 792,050 shares of Common Stock.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
Joint Filing Agreement by and among Robert D. Buckingham, Robert D. Buckingham Living Trust, and H. & E. Buckingham Limited Partnership, dated December 3, 2009 (previously filed as Exhibit A to the Schedule 13D filed by the reporting persons on December 3, 2009) .

CUSIP No.	63245Q105
SIGNATURE
After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.
Dated: June 9, 2010

/s/ Mark D. Williamson, Attorney-in-Fact for Robert D. Buckingham

ROBERT D. BUCKINGHAM LIVING TRUST
By:	/s/ Mark D. Williamson, Attorney-in-Fact for Robert D. Buckingham, Trustee

H. & E. BUCKINGHAM LIMITED PARTNERSHIP
By:	/s/ Mark D. Williamson, Attorney-in-Fact for Robert D. Buckingham, General Partner